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LISA R. PRICE

lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

December 18, 2014

VIA EDGAR CORRESPONDENCE

Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-3920 and 811-04615) (each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Burak:

We are writing in response to comments you provided telephonically to Lisa Zeises and me on November 25, 2014 with respect to each Registrant’s annual report for the period ended December 31, 2013, filed with each Registrant’s Form N-CSR (Accession Nos. 0001144204-14-013170 and 0001144204-14-013167, respectively).  On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.

Comments Applicable to Specific Series of Hartford Series Fund, Inc. and/or Hartford HLS Series Fund II, Inc.

Hartford Small Company HLS Fund

Comment 1:                           In the Average Annual Total Returns table for the period ended December 31, 2013, the one-year total return figure for Class IB shares is shown as 43.97%.  Please confirm this figure, as in the Financial Highlights, total return for Class IB shares is shown as 44.28%.

Response 1:                              The Average Annual Total Returns table presents returns that are using the net asset value that was available to shareholders as of December 31, 2013.  The returns for the year ended December 31, 2013 in the Financial Highlights table are calculated using a December 31, 2013, GAAP net asset value that includes reporting a reporting adjustment.

Hartford High Yield HLS Fund, Hartford Total Return Bond HLS Fund and Hartford U.S. Government Securities HLS Fund (Hartford HLS Series Fund II, Inc.)

Comment 2:                           In the Schedule of Investments for each Fund for the period ended December 31, 2013, in certain instances such as for certain long-term corporate bonds, securities of the same issuer have been aggregated in the presentation.  Rule 12-12 of Regulation S-X permits aggregation for short-term debt instruments (i.e., debt instruments whose maturities or expiration dates at the time of acquisition are one year or less), in which case the range of interest rates and maturity dates shall be indicated, but otherwise requires that each issue be listed separately.  Please consider modifying this presentation in the Schedule of Investments going forward.

Response 2:                              The Registrants will modify this presentation as soon as reasonably practicable in a future shareholder report, so that each issue is listed separately in the Schedule of Investments where required by Rule 12-12 of Regulation S-X.

Hartford Balanced HLS Fund and Hartford Small Company HLS Fund

Comment 3:                           In the Investment Valuation Hierarchy Level Summary for each Fund for the period ended December 31, 2013, the Staff notes the absence of a sensitivity analysis, as required by Financial Accounting Standards Board Fair Value Measurement (Topic 820), for Level 3 assets.  Please explain in your response why a sensitivity analysis was not included, and if due to the use of a materiality threshold, please provide in your response the materiality threshold.

Response 3:                              A sensitivity analysis is provided for those Funds whose investments in Level 3 assets exceed a materiality threshold of 2%.  This was not the case for Hartford Balanced HLS Fund and Hartford Small Company HLS Fund for the period ended December 31, 2013.

Hartford Capital Appreciation HLS Fund, Hartford Global Growth HLS Fund, Hartford Global Research HLS Fund, Hartford Healthcare HLS Fund and Hartford International Opportunities HLS Fund

Comment 4:                           In the Investment Valuation Hierarchy Level Summary for each Fund for the period ended December 31, 2013, the Staff notes that certain investments were transferred from Level 1 to Level 2, and from Level 2 to Level 1, for a variety of reasons specified in a footnote to the table.  Please confirm in your response that, for each Fund, the reasons for the transfers are as indicated in the footnote.

Response 4:                              The Registrant confirms for Hartford Capital Appreciation HLS Fund, Hartford Global Growth HLS Fund, Hartford Global Research HLS Fund, Hartford Healthcare HLS Fund and Hartford International Opportunities HLS Fund the reasons for the transfers are as indicated in the footnote.  The Registrant notes that in June 2014, Hartford Global Research HLS Fund was reorganized with and into Hartford Global Growth HLS Fund, as a result of which Hartford Global Research HLS Fund no longer exists.

Comments Generally Applicable to Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc.

Comment 6:                           In each Fund’s Expense Example, please consider including a statement that the expenses shown do not include fees and expenses that will be applied at the variable annuity or variable life insurance contract level or by a qualified employee benefit plan, and would be higher if such fees and expenses were included.

Response 6:                              The Registrants will incorporate the requested disclosure in future shareholder reports.

Comment 7:                           The Staff notes that certain Funds continue to be listed as active series of the Registrants, notwithstanding that they have been merged away.  Please mark the impacted series as inactive in the EDGAR system.

Response 7:                              Once all required filings have been completed by such series, the Registrants will mark such series as inactive in the EDGAR system.

*                                         *                                         *

In addition to these comments, you requested that the Registrants make certain representations concerning its annual report and the responses being made to the comments received.  We are authorized by our client to acknowledge the following on the Registrants’ behalf:

•                  each Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  should the Commission or the staff, acting pursuant to delegated authority, declare a filing effective, this does not foreclose the Commission from taking any action with respect to such filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve a Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  each Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price

cc:                      Mark Annoni
Michael Flook
Alice A. Pellegrino
Brian Watkins
Lisa D. Zeises